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                    March 16, 2021

       John P. Love
       Chief Executive Officer
       United States Commodity Index Funds Trust
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States
Commodity Index Funds Trust
                                                            Registration
Statement on Form S-3
                                                            Filed March 9, 2021
                                                            File No. 333-254047

       Dear Mr. Love :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Finance